Delisting Determination, The Nasdaq Stock Market, LLC, March 21, 2025, Smart for Life, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of Smart for Life, Inc.
effective at the opening of the trading session on March 31, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on November 28, 2022. On December 5, 2022, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815. On January 19, 2023, the hearing was held. The Panel issued a Decision on January 25, 2023 that granted the Company to stay listed on the Exchange so long as it abided by the exceptions noted in the Decision. On December 5, 2023 Staff issued an additional delist determination letter to the Company.
On December 14, 2023, the Company requested another hearing before the Panel. On January 5, 2024, the Company received an additional delist determination letter from Staff. On March 12, 2024, the Hearing was held. On April 17, 2024 Staff issued an additional delist determination letter to the Company. On April 24, 2024, Staff issued an additional delist determination letter to the Company.
On May 15, 2024, the Company submitted an extension request.
On May 21, 2024, Staff issued an additional delist determination letter to the Company. On July 17, 2024, the Panel issued a Decision.
The Company requested another extension on August 2, 2024.
On August 20, 2024, Staff issued an additional delist determination letter to the Company. On September 17, 2024, the Panel issued a Decision stating that they decided to suspend the Company from the Exchange.
The Company security was suspended on September 19, 2024.
The Staff determination to delist the Company securities became final on November 1, 2024.